





09058959

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendant Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 DTC Parkway, Suite A-4000

(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Wyka   (303) 221-4700

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP Horwath, P.C.

(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



1

OATH OR AFFIRMATION

I, __Susan Wyka_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Ascendant Financial Partners, LLC_____ , as
of _December 31,_____ , 20 _08_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. See pages 20-21.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

☒ (o) Independent auditors' report.
☒ (p) Independent auditors' report on internal control.

ASCENDANT FINANCIAL PARTNERS, LLC
(A COLORADO LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2008





GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Ascendant Financial Partners, LLC

We have audited the accompanying statement of financial condition of Ascendant Financial Partners, LLC as of December 31, 2008, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendant Financial Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GHP Horwath, P.C.

February 25, 2009

A GHP Financial Group company

GHP Horwath, P.C. is a member firm of Horwath International Association. Each member firm is a separate and independent legal entity.



MAR 02 2009

Washington, DC
104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......12.00	

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)
PART IIA ⊡12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) |X| 16   2) Rule 17a-5(b) | | 17   3) Rule 17a-11 | | 18
4) Special request by designated examining authority | | 19   5) Other | | 26

NAME OF BROKER-DEALER

Ascendant Financial Partners, LLC | 13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

5555 DTC Parkway, Suite A-4000 | 20
(No. and Street)

Greenwood Village | 21   CO | 22   80111 | 23
(City)   (State)   (Zip Code)

SEC FILE NO.
8-67551 | 14
FIRM I.D. NO.

143326 | 15
FOR PERIOD BEGINNING (MM/DD/YY)

01/01/08 | 24
AND ENDING (MM/DD/YY)

12/31/08 | 25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Wyka | 30
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

_____ | 32
_____ | 34
_____ | 36
_____ | 38

(Area Code) — Telephone No.

(303) 221-4700 | 31
OFFICIAL USE

_____ | 33
_____ | 35
_____ | 37
_____ | 39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES | | 40 NO |X| 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT |X| 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____27_____ day of ___Feb___ 20 _0_7_
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

4

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GHP Horwath, P.C. | 70
ADDRESS

1670 Broadway, Suite 3000	71	Denver	72	CO	73	80202	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant | 75 | **FOR SEC USE**

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER   Ascendant Financial Partners, LLC | N3 | | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)   12/31/08 | 99 |
SEC FILE NO.   8-67551 | 98 |

Consolidated | | 198 |
Unconsolidated | X | 199 |

	Allowable		Non-Allowable		Total	
1. Cash .... $	25,304	200			$ 25,304	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	9,672	600	9,672	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options.............		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	370	680	370	920
11. Other assets		535		735		930
12. TOTAL ASSETS .... $	25,304	540	$ 10,042	740	$ 35,346	940

OMIT PENNIES

(Continued)

6

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Ascendant Financial Partners, LLC   as of __12/31/08__

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $\blacktriangledown_{13}$ $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	$\blacktriangledown_{10}$ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	13,124 [1205]	[1385]	13,124 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] $\blacktriangledown_{12}$	[1390] $\blacktriangledown_{14}$	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders$\blacktriangledown_9$ $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 13,124 [1230]	$ [1450]	$ 13,124 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	$\blacktriangledown_{15}$ $	[1770]
22. Partnership (limited partners) ...LLC... $\blacktriangledown_{11}$ ($ 22,222 [1020])		22,222 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	$\blacktriangledown_{16}$ (	) [1796]
24. TOTAL OWNERSHIP EQUITY	$	22,222 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	35,346 [1810]

OMIT PENNIES

See notes to financial statements.   7

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Ascendant Financial Partners, LLC   as of   12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 22,222	3480
2.	Deduct ownership equity not allowable for Net Capital	19 ( )	3490
3.	Total ownership equity qualified for Net Capital	22,222	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 22,222	3530
6.	Deductions and/or charges:		

6.
A. Total non-allowable assets from
    Statement of Financial Condition (Notes B and C) .... 17 $ 10,042 | 3540

B. Secured demand note delinquency .... | 3590

C. Commodity futures contracts and spot commodities –
    proprietary capital charges .... | 3600

D. Other deductions and/or charges .... | 3610   (10,042) | 3620

7. Other additions and/or allowable credits (List) .... | 3630

8. Net capital before haircuts on securities positions .... 20 $ 12,180 | 3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
A. Contractual securities commitments .... $ | 3660
B. Subordinated securities borrowings .... | 3670
C. Trading and investment securities:
    1. Exempted securities .... 18 | 3735
    2. Debt securities .... | 3733
    3. Options .... | 3730
    4. Other securities .... | 3734
D. Undue Concentration .... | 3650
E. Other (List) .... | 3736   ( ) | 3740

10. Net Capital .... $ 12,180 | 3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Ascendant Financial Partners, LLC   as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6⅔% of line 19)	$	875	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	7,180	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) ²²	$	10,868	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	13,124	3790
17.	Add:			
	A. Drafts for immediate credit ²¹ $ ___ 3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited $ ___ 3810			
	C. Other unrecorded amounts (List) $ ___ 3820	$		3830
18.	Total aggregate indebtedness	$	13,124	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	108%	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ²³	$		3880
23.	Net capital requirement (greater of line 21 or 22)	$		3760
24.	Excess capital (line 10 less 23)	$		3910
25.	Net capital in excess of the greater of:			
	A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Ascendant Financial Partners, LLC

For the period (MMDDYY) from₂₄ 01/01/08 |3932| to 12/31/08 |3933|

Number of months included in this statement   12 |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	₂₅	3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	₂₆	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	178,586	3995
9.	Total revenue	$ 178,586	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	80,455	4120
11.	Other employee compensation and benefits	14,242	4115
12.	Commissions paid to other broker-dealers		4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements	4070	
14.	Regulatory fees and expenses	227	4195
15.	Other expenses	104,559	4100
16.	Total expenses	$ 199,483	4200

NET INCOME

17.	Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (20,897)	4210
18.	Provision for Federal income taxes (for parent only)	₂₈	4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of	4338	
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of	4239	
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ (20,897)	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (15,205)	4211

See notes to financial statements.

10

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Ascendant Financial Partners, LLC

For the period (MMDDYY) from ___01/01/08___ to ___12/31/08___

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$	20,064 [4240]
A. Net income (loss)		(20,897) [4250]
B. Additions (Includes non-conforming capital of ......$_____ [4262])		21,055 [4260]
C. Deductions (Includes non-conforming capital of ......$_____ [4272])		[4270]
2. Balance, end of period (From item 1800)	$	22,222 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	[4300]
A. Increases		[4310]
B. Decreases		[4320]
4. Balance, end of period (From item 3520)	$	[4330]

OMIT PENNIES

See notes to financial statements.

11

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Ascendant Financial Partners, LLC   as of __12/31/08__

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | 4550 |
    B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |
    C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
       Name of clearing firm 30 _____ | 4335 | | 4570 |
    D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |
       (k)(2)(i) See attached on page 13.   X

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 _____ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
   1.   Equity Capital
   2.   Subordinated Liabilities
   3.   Accruals

See notes to financial statements.   12

Ascendant Financial Partners, LLC
SEC File Number 8-67551
Period: Year ended December 31, 2008

    (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

    (i)   Information Relating to the Possession or Control Requirements under Rule 15c3-3

Ascendant Financial Partners, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) which states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

"who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as *Special Account for the Exclusive Benefit of Customers of (name of broker or dealer)*".

ASCENDANT FINANCIAL PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1. **Summary of significant accounting policies and business of the Company:**

Formation of the Company:

Ascendant Financial Partners, LLC (the "Company"), a Colorado limited liability company, was formed in August 2006 and began operating as a licensed broker-dealer in May 2007. The Company is wholly-owned by Ascendant Partners, Inc. (the "Parent"). The member's liability is limited to its capital contributions, except as otherwise required by law.

The member maintains a capital account that is increased or decreased by the amount of profit or loss.

The Company's operations are headquartered in Greenwood Village, Colorado.

Management plans:

The Company will be economically dependent upon the financial support of its Parent until it achieves profitable operations. The members of the Parent have committed, in writing, to provide the Company with such financial support, personally or through another appropriate entity at least through January 1, 2010.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company provides investment banking and advisory services to clients primarily in the renewable energy, food and agribusiness industries. The Company does not hold customer funds or securities.

Equipment and depreciation:

Equipment is stated at cost and is being depreciated using the straight-line method over the estimated useful life of the asset of 3 years.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

Accounts receivable consists of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectibility and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2008, management determined that an allowance for doubtful accounts was not necessary.

15

ASCENDANT FINANCIAL PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2008

1. **Summary of significant accounting policies and business of the Company (continued):**

   Investment banking and advisory services:

   The Company earned substantially all of its revenue from investment banking and advisory services provided under contractual arrangements that generally require clients to pay fixed or determinable service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes service fees as revenue when the related services are provided and recognizes transaction fees as revenue when the underlying transaction is completed and collectibility is reasonably assured.

   Deferred revenue:

   Deferred revenue represents amounts billed or collected but not yet earned under existing agreements and is classified as "accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2008.

   Advertising:

   The Company expenses advertising costs as incurred. During the year ended December 31, 2008, the Company incurred approximately $1,000 in advertising expense.

   Concentrations:

   During the year ended December 31, 2008, three clients accounted for approximately 36%, 30% and 15%, respectively, of the Company's total investment banking and advisory service revenue. At December 31, 2008, two clients account for approximately 52% and 39%, respectively, of the outstanding accounts receivable balance.

   Use of accounting estimates in the preparation of financial statements:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income taxes:

   Because the Company is a limited liability company, it is not subject to income taxes. Instead, the member is taxed on the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

   Risks and uncertainties:

   The United States is experiencing instability in the financial markets and investment banking systems which is likely to continue to have far-reaching effects on economic activity for an indeterminable period. The impact on the economy and the Company's operating activities cannot be predicted at this time but may be substantial.

ASCENDANT FINANCIAL PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2008

1. **Summary of significant accounting policies and business of the Company (continued):**

Recently issued and adopted accounting pronouncements:

In December 2008, the Financial Accounting Standards Board ("FASB") released FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* which amends Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109,* ("FIN 48"). FIN 48-3 allows nonpublic entities to defer the application of FIN No. 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48. This interpretation includes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. The Company is a limited liability company and does not believe that any current tax positions would impact its financial statements; therefore, this interpretation is not expected to have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations,* which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. Management of the Company does not expect the adoption of this statement to have an impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51,* which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Management of the Company does not expect the adoption of this statement to have an impact on the Company's financial statements.

ASCENDANT FINANCIAL PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2008

1. **Summary of significant accounting policies and business of the Company (continued):**

    Recently issued and adopted accounting pronouncements (continued):

    In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The standard requires entities to provide additional information that will help users of financial statements to more easily understand the effect of the entity's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, *Fair Value Measurements*, and No. 107, *Disclosures about Fair Value of Financial Instruments*. This statement was effective as of the beginning of fiscal year 2008 and had no impact on the Company's financial statements.

    On January 1, 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurements*, for financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of this statement for financial assets and liabilities did not have an impact on the Company's financial statements. In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The adoption of FSP 157-2 for non-recurring fair value measurements of non-financial assets and liabilities is not expected to have an impact on the Company's financial statements.

2. **Related party payable:**

    Under an expense sharing agreement, the Parent provides substantially all of the general and administrative services to the Company. These expenses are charged to the Company on a monthly basis and are recorded in the Company's financial statements. At December 31, 2008, the amount owed to the Company's Parent for general and administrative services totaled $12,014. In addition, the Company has a $1,110 payable to its Parent for equipment purchased by the Parent on its behalf. These liabilities are non-interest bearing, unsecured and payable on demand.

3. **Fair value of financial instruments:**

    Management believes that it is not practicable to estimate the fair value of the Company's payable to its Parent due to the related party nature of the underlying transactions. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair values because of the short-term maturities of these instruments.

ASCENDANT FINANCIAL PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2008

4. **Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $12,180, which was $7,180 greater than its required net capital of $5,000, and the Company's net capital ratio was 108% to 1.

The following is a reconciliation between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008) of net capital and the computation based on the audited financial statements:

Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$	14,197
Audit adjustment to record additional expense		(2,017)
Net capital	$	12,180

At June 30, 2008, the Company had a net capital deficiency of ($3,460), which was ($8,460) less than its required net capital of $5,000 and the Company's net capital ratio was (338%) to 1. Upon receipt of payments on outstanding accounts receivable on July 31, 2008, the Company was in compliance with its net capital requirement pursuant to SEC Rule 15c-3-1.



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c 3-3

To the Member of
 Ascendant Financial Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ascendant Financial Partners, LLC, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

20





A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 25, 2009.

Non-Compliance with Net Capital Requirement

During the year ended December 31, 2008, the Company had an incident of non-compliance with SEC Rule 15c-3-1 for the period from June 30, 2008 through July 30, 2008. At June 30, 2008, the Company had a net capital deficiency of ($3,460), which was ($8,460) less than its required net capital of $5,000, and the Company's net capital ratio was (338%) to 1. Upon receipt of payments on outstanding accounts receivable on July 31, 2008, the Company was again in compliance with its net capital requirement pursuant to SEC Rule 15c-3-1. On July 14, 2008, the Company filed a 17a-11 Notice to inform the Financial Industry Regulatory Authority of this incident of non-compliance.

We discussed this matter with the managing partner of the Company, and she informed us that management will perform a review of control activities and make necessary changes to ensure that the Company remains in compliance with its net capital requirement pursuant to SEC Rule 15c-3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate during the year ended December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

February 25, 2009